Exhibit (a)(1)

August 11, 2014

Re: Tender Offer from MacKenzie Capital Management, LP

Dear Strategic Realty Trust Stockholder:

You may have recently received or may receive in the near future a mailing from MacKenzie Capital Management, LP (“MCM”), which controls a number of entities that have initiated an offer to purchase your shares in Strategic Realty Trust, Inc. (“Strategic Realty Trust” or the “Company”) at a price of $3.00 per share (the “Offer”). You should be aware that Strategic Realty Trust is not in any way affiliated with MCM, and MCM has no relationship to MacKenzie Partners, Inc., the proxy solicitation firm that represented the Company during the proxy contest in 2013.

The Board of Directors has evaluated the terms of the Offer and unanimously recommends that you reject the Offer and not tender your shares. We believe that the Offer is substantially below the current value of your shares. To reject the Offer you do not need to take any action, simply disregard MCM’s mailing.

The Board’s recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of the Company’s response to MCM’s tender offer. The Company’s response provides additional information, including a description of the reasons for our recommendation against this tender offer. Please take time to read it before making your decision. As detailed in the Company’s response, among the reasons why we believe the Offer price substantially undervalues your shares are the following:

•	In July the Company’s board of directors approved an estimated value per share of the Company’s common stock of $7.11 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, as of March 31, 2014. The estimated value per share was determined after consultation with an independent third-party valuation firm.

•	The Offer indicates that MCM has not made an independent appraisal of the Company’s shares or the Company’s properties, and is not qualified to do so.

•	MCM is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Company’s shares. The Offer indicates that in establishing the purchase price of $3.00 per Share, MCM is motivated to establish the lowest price that might be acceptable to stockholders.

•	According to MCM’s own documents, they arrived at their $3.00 price by applying a liquidity discount to their calculations of the Company’s assets, “with the intention of making a profit by holding on to the [s]hares until the [Company] is liquidated.” Furthermore, MCM did their calculations “solely for the purposes of determining an acceptable Offer price.”

400 S. El Camino Real, Suite 1100

San Mateo, CA 94402

650-343-9300

SRTREIT.com

•	To determine their estimated value of the shares, MCM took the net operating income of the Company’s properties for the first quarter of 2014 and annualized this number. MCM then applied an 8.5% “capitalization rate” to this number producing a valuation of the Company’s properties of $159,671,000. In contrast, the Company’s net asset value approved by the board in consultation with an independent third-party valuation firm, estimates the value of the Company’s properties to be $200,762,000. MCM’s approach to valuation of real estate is simplistic and can be erroneous.

•	The independent third-party valuation firm hired by the board used a discounted cash flow method of valuation along with an income capitalization approach and a direct sales comparison approach. The method used by MCM does not include any value for the Company’s undeveloped land holdings and is in total $41,091,000 less than the valuation approved by the board and the Company’s independent directors in consultation with an independent third-party valuation firm.

In short, because we have suspended our share redemption program, the bidders are attempting to exploit the illiquidity of your shares by buying them at a substantial discount. We realize that some investors may be in a hardship situation, and may need to sell their shares in the short term. However, we believe that you will ultimately enjoy a much better return on your investment if you do not tender in the Offer. The decision is up to each stockholder. We encourage you to consult with your financial advisor.

Please note that Glenborough Property Partners, LLC, an affiliate of the Company’s external advisor and the largest stockholder of the Company, will not be selling any of its 138,000 shares.

We appreciate your investment in Strategic Realty Trust. Should you have any questions about this tender offer or other matters, please call us at (650) 343-9300.

Sincerely yours,

Andrew Batinovich

Chief Executive Officer

400 S. El Camino Real, Suite 1100

San Mateo, CA 94402

650-343-9300

SRTREIT.com